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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)*

                                  TELOS CORPORATION
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(NAME OF ISSUER)

               12% CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED STOCK
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                           (TITLE OF CLASS OF SECURITIES)

                                     126520 20 4
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                                   (CUSIP NUMBER)

                                   Timothy G. Ewing
                                Fisher Ewing Partners
                                   2200 Ross Avenue
                                      Suite 4660
                                 Dallas, Texas  75201
                                    (214) 999-1900
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          (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                             NOTICES AND COMMUNICATIONS)


                                   NOVEMBER 6, 1996
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               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 7 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    FISHER EWING PARTNERS

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                         (a)
                                                                           (b)
3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)

    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OR ORGANIZATION

    TEXAS

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    714,317

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    714,317

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     714,317

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.87%

14.  TYPE OF REPORTING PERSON
     PN


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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    VALUE PARTNERS, LTD.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                         (a)
                                                                           (b)
3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)

    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OR ORGANIZATION

    TEXAS

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER

    714,317

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER

    -0-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER

    714,317

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     714,317

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.87%

14.  TYPE OF REPORTING PERSON
     PN

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                           AMENDMENT NO. 3 TO SCHEDULE 13D

    This statement amends ("Amendment No. 3") the Schedule 13D (the "Schedule"), and Amendment No. 1 to the Schedule ("Amendment No. 1") and Amendment No. 2 to the Schedule ("Amendment No. 2") filed by Value Partners, Ltd. ("VP") and Fisher Ewing Partners ("FEP") with the Securities and Exchange Commission on November 13, 1995, February 15, 1996 and May 13, 1996, respectively, with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share ("Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). (The Schedule, Amendment No. 1 and Amendment No 2 are collectively referred to herein as the "Schedule" where the context so permits.) All defined terms refer to terms defined herein, in the Schedule, in Amendment No. 1 and Amendment No. 2. Notwithstanding this Amendment No. 3, the Schedule and Amendment No. 1 and Amendment No. 2 speak as of their respective dates. The Schedule, Amendment No. 1 and Amendment No. 2 are amended only to the extent set forth below:

    ITEM 4. PURPOSE OF TRANSACTION APPEARING IN THE SCHEDULE IS DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:

"ITEM 4.  PURPOSE OF TRANSACTION

    The purpose of the acquisition of shares of the Issuer's Exchangeable Preferred Stock by VP and FEP is for investment. The shares reported on this Schedule were not purchased with the intention of exercising control over the Issuer. Although the Exchangeable Preferred Stock is non-voting stock, it has the exclusive right to vote as a class for up to two directors if at any time or times dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. The Issuer's Form 10-Q for the quarterly period ended June 30, 1996 stated that no dividends on the Exchangeable Preferred Stock were declared or paid during fiscal years 1992 through 1995 or during fiscal year 1996. Consequently, pursuant to the terms of the Exchangeable Preferred Stock, there are currently two vacancies on the Board of Directors of the Issuer, constituting the "Class D" directors, who may be elected exclusively by the holders of the Exchangeable Preferred Stock, and the holders of the Exchangeable Preferred Stock currently have the right to elect, voting separately as a class, two directors to the Board of Directors of the Issuer at any annual or special meeting of the stockholders of the Issuer held for the purpose of electing directors.

    VP, through its special counsel, after several attempts to reach William Brownley, the general counsel of the Issuer, contacted the general counsel and asked to meet with him to discuss VP's investment and the issues regarding the payment of dividends on the Exchangeable Preferred Stock and the Class D vacancies on the Board of Directors.

    Timothy G. Ewing, a Partner of FEP, the general partner of VP, met with Mr. Brownley on July 10, 1996. The position of the Issuer as communicated to VP at such meeting was that it did not believe that dividends were payable to the holders of the Exchangeable Preferred Stock and that there were no vacancies (Class D or otherwise) on the Board at that time. Nevertheless, VP understood that Mr. Brownley would speak with the Issuer's management team and with the Board of Directors and would inform Mr. Ewing if the Issuer would be amenable to increasing the size of



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the Board of Directors to provide for some representation for the holders of the
Exchangeable Preferred Stock.  Moreover, Mr. Brownley agreed to contact Mr.
Ewing within two weeks to provide to him a list of possible nominees acceptable to the Issuer.

    When Mr. Brownley failed to call Mr. Ewing, VP's special counsel finally contacted Mr. Brownley by telephone on August 15, 1996. At that time, Mr. Brownley stated that the Board of Directors was generally not opposed to Board representation for the holders of the Exchangeable Preferred Stock, but that it was not easy to find suitable nominees (notwithstanding the fact that Mr. Ewing had suggested two candidates at the July 10th meeting). Mr. Brownley stated that he would discuss this matter with John Porter, the owner of 75.9% of the Issuer's Class A Common Stock, when Mr. Porter returned from vacation following Labor Day, September 2, 1996. Mr. Brownley promised to provide to Mr. Ewing a list of suitable candidates by September 16, 1996.

    VP has not heard from Mr. Brownley or any other representative of the Issuer since August 15, 1996. No list of possible director nominees was ever delivered to VP nor was VP provided with any explanation as to why the Issuer has refused to communicate with VP. Accordingly, VP concluded from the Issuer's failure to respond to its inquiries that the Issuer has no intention of voluntarily providing Board representation to the holders of the Exchangeable Preferred Stock.

    VP currently intends to exercise its voting rights and, in that regard, intends to: (i) request that the Issuer call a special meeting of stockholders, or include such an election at the next annual meeting of stockholders if the annual meeting will be held within 90 days of the requested special meeting, to elect the two "Class D" directors which may be elected by holders of the Exchangeable Preferred Stock; (ii) request that VP be provided with a list of stockholders of the Exchangeable Preferred Stock and with other corporate documentation of the Issuer; (iii) call a special meeting of Exchangeable Preferred Stockholders to elect the Class D directors if the proper officers of the Issuer fail to do so pursuant to the terms of the Exchangeable Preferred Stock; (iv) nominate one or two persons to run as candidates for the Class D director positions; (v) seek judicial enforcement of its legal rights as a stockholder of the Issuer, if necessary; (vi) vote its shares of the Exchangeable Preferred Stock in favor of one or more nominees for the Class D director positions; (vii) take such other action, in its sole discretion, to facilitate the above, including contacting other holders of the Exchangeable Preferred Stock and possibly, the solicitation of proxies in favor of VP's or another stockholder's nominees; or (viii) exercise any or all rights available to holders of the Exchangeable Preferred Stock or take any other action it may deem to be appropriate which may or may not be consistent with the above.

    In the future, VP or FEP may determine to purchase additional shares of the Issuer's Exchangeable Preferred Stock (or other securities of the Issuer), or VP or FEP may determine to sell shares of the Exchangeable Preferred Stock. Any such determination will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments.

    While VP and FEP intend to exercise their rights as stockholders, except as set forth above, none of VP, FEP or Messrs. Fisher and Ewing currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the

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disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above."




                        [THIS SPACE INTENTIONALLY LEFT BLANK.]

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                                      SIGNATURES




    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 3 to the Schedule 13D is true, complete and correct.


VALUE PARTNERS, LTD.



By: Fisher Ewing Partners,
    its General Partner

    /S/ TIMOTHY G. EWING
    Timothy G. Ewing, Partner


Date:  November 4, 1996

FISHER EWING PARTNERS

By: /S/ TIMOTHY G. EWING
    Timothy G. Ewing, Partner

Date: November 4, 1996